Exhibit 10

Mark H. Bailey, M.Sc., P.Geo.
MINEFINDERS CORPORATION LTD.
2288 - 1177 West Hastings Street Vancouver, B.C., V6E 2K3
Telephone: (604) 687-6263
Facsimile: (604) 687-6267

CONSENT OF EXPERT

February 24, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 24, 2011 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

I refer to technical information developed by the Company, the preparation of which I supervised in my capacity as a "qualified person" as defined in NI 43-101, that is contained in news releases and technical reports issued by the Company on various dates (the "Technical Information") as referenced in the Annual Information Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Technical Information in the Annual Information Form and in documents incorporated by reference therein

I confirm that I have read the Annual Information Form and I have no reason to believe that there are any misrepresentations that are derived from the Technical Information referred to above or that are within my knowledge as a result of the work I performed in connection with such Technical Information.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F dated February 24, 2011, and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Registration Statement on Form F-10 (File No. 333-170839), to incorporate the Company’s Form 40-F dated February 24, 2011.

Yours truly,

/s/ Mark H. Bailey

Mark H. Bailey
February 24, 2011